SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January, 2023

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

NOTICE TO SHAREHOLDERS | 01/23

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ/MF) 76.483.817/0001-20 – State Registry (NIRE) 41300036535

CVM Registration 1431-1

B3 (CPLE3, CPLE5, CPLE6, CPLE11)

NYSE (ELP)

LATIBEX (XCOP, XCOPO, XCOPU)

Scheduled date for the Annual Shareholders’ General Meeting

Companhia Paranaense de Energia – COPEL (“Company”), a company that generates, transmits, distributes and trades energy, hereby informs its shareholders and the market in general that, pursuant to Article 37, paragraph 2, of CVM Resolution No. 81/2022, as amended, the holding of its Annual Shareholders' General Meeting is scheduled for April 28, 2023, as already disclosed in its Calendar of Corporate Events.

We hereby inform that any request for inclusion of proposals and/or candidates for the Board of Directors in the Remote Voting Bulletin of the Annual Shareholders' General Meeting, must be presented to the Company, through a written request sent to the Investor Relations Officer, at Rua José Izidoro Biazetto, 158 – Mossunguê, CEP 81200-240, in the city of Curitiba, State of Paraná, or to the email address acionistas@copel.com.

As provided for in Art. 37 of CVM Resolution 81/2022, requests for inclusion of candidates to the boards and/or resolution proposals must be received by the Investor Relations Officer of the Company until April 3, 2023 and March 14, 2023, respectively, observing the requirements set forth in items I and II of Art. 37 of the same resolution.

It should also be noted that any request for inclusion of candidates or proposals for deliberation must comply with the provisions of art. 38 of Resolution 81/2022.

The Convocation of the Meeting, the Management Proposal and the Participation Manual will be made available in due course, in accordance with the applicable legislation and regulations.

Curitiba, January 13, 2022

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For more information, please get in touch with the Company by email

acionistas@copel.com or call to 0800-412772

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date January 26, 2023

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.